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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2003 and one day ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-8974

Honeywell Savings and Ownership Plan I

(Full Title of Plan)

Honeywell International Inc.
P.O. Box 4000
Morristown, NJ 07962-2497

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

(2)

Honeywell Savings and Ownership Plan I

Index to Financial Statements

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Honeywell Savings and Ownership Plan I

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Savings and Ownership Plan I (the "Plan") at December 31, 2003 and December 30, 2003 and 2002, and the changes in net assets available for benefits for the one day ended December 31, 2003 and the year ended December 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets at December 31, 2003 and December 30, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 25, 2004

Honeywell Savings and Ownership Plan I

Statements of Net Assets Available for Benefits

	December 31, 2003	December 30, 2003	December 30, 2002
		(dollars in millions)	
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$ 6,051	$ 6,013	$ 4,762
Participant loans at contract value	121	121	121
Net assets available for benefits	$ 6,172	$ 6,134	$ 4,883

The accompanying notes are an integral part of these financial statements.

(5)

Honeywell Savings and Ownership Plan I

Statements of Changes in Net Assets Available for Benefits

	For the One Day Ended December 31, 2003	For the Year Ended December 30, 2003
	(dollars in millions)	
Additions to net assets attributable to:		
Interest income from loans	$ -	$ 8
Plan transfers, net	-	8
Contributions:		
Participating employees	4	232
The Company, net of forfeitures	2	159
Roll-over contributions	-	13
Total contributions	6	404
Investment gains from interest in Honeywell Savings and Ownership Plan Master Trust	32	1,259
Total additions	38	1,679
Deductions from net assets attributable to:		
Withdrawals and distributions	-	(418)
Plan expenses	-	(10)
Total deductions	-	(428)
Increase in net assets during the period	38	1,251
Net assets available for benefits:		
Beginning of period	6,134	4,883
End of period	$ 6,172	$ 6,134

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. Description of the Plan

General

The Honeywell Savings and Ownership Plan I (the "Plan") is a defined contribution plan for certain employees of Honeywell International Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following represents some highlights of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective December 31, 2003, the Plan changed its fiscal year end to December 31 (from December 30).

Administration

The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan's administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to itself direct trustees and to delegate its administrative responsibilities. The day-to-day administration of the Plan is handled by the Company's Human Resources Business Services Benefit Services Department. The Trustee of the Plan is State Street Bank and Trust Company (the "Trustee").

Contributions and Vesting

Participants may elect to contribute each pay period from 1% of their base pay to a percentage not to exceed 25% of their base pay. Company matching contribution percentage is 50% of 8% or 100% of 8% depending on years of service and participation in the Plan subject to certain restrictions for highly compensated employees. Contributions may be made on a before-tax or after-tax basis, or a combination of both. The Company contribution does not begin until the first pay period following the employee's completion of one year of service with the Company.

After one year of service, the Company contributes on behalf of each participant 50% of such participant's contribution to the Plan on the first 8% of employee contributions. The match increases to 100% (on the first 8%) after 5 years of participation in the Plan after completing one year of vesting service. The Company makes no contributions with respect to a participant's contributions in excess of 8% of base pay. All of the Company's contributions are invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Company contributions made to his or her account until he or she completes three years of vesting service with Honeywell or one of its affiliated companies.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (1) the Company's contribution, and (2) Plan earnings, and charged with an allocation of administrative expenses. The allocation is based on participants' account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans
Loans will be paid out in the following order (1) before-tax contributions, (2) after-tax contributions, (3) rollover contributions, (4) prior employer contributions and (5) vested Company match contributions. Only two loans will be permitted to be outstanding at any time. Each loan has to be for at least one thousand dollars. The maximum loans to a participant is the lesser of (1) fifty thousand dollars, reduced by a participant's highest combined outstanding loan balance during the preceding twelve month period, or (2) 50% of the vested portion of a participant's account, less any current outstanding loan balance. The interest rate on the loans will generally be the prime rate published (prime + 1%) for the month preceding the effective date of the loan. However, the Company may revise this rate of interest for any new loans if it determines that prime rate plus one percent is no longer a reasonable rate of interest. The rate used will be fixed for the term of the loan. The term of any loan shall be not less than 1 month or more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Interest rates for loans outstanding at December 31, 2003 and December 30, 2003 were between 5.00% and 11.00%, respectively. Interest rates for loans outstanding at December 30, 2002 were between and 5.75% and 11.00%.

Distribution of Benefits
Upon termination of service with the Company, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in installments as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $5,000, the balance in the account will remain in the Plan and shall be distributed at 1) the participant's request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions as defined by the Plan, or 3) upon the participant's death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

Forfeitures
Forfeitures of the Company's contributions and earnings thereon because of terminations and withdrawals in certain circumstances reduce contributions otherwise due from the Company. For the one day ended December 31, 2003 and the fiscal year ended December 30, 2003, employer contributions were reduced by $0 and $816,744, respectively, from forfeited nonvested accounts.

2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting, except for distributions and withdrawals, which are recorded when paid.

Investment Valuation
The assets of the Plan have been commingled in the Honeywell Savings and Ownership Plan Master Trust ("Master Trust") with the assets of the Honeywell Savings and Ownership Plan II and the Honeywell Secured Benefit Plan for investment and administrative purposes. The investment in the Master Trust represents the portion of Master Trust assets allocable to the Plan. Master Trust investments are stated at fair value.

The Master Trust investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. Honeywell common stock is valued daily at the New York Stock Exchange closing price. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested. Participant loans are valued at contract value which approximates fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Expenses
All external third party expenses and certain internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Trustee fees and other expenses are allocated to the funds based upon such funds' proportionate interest in the Master Trust. The Company pays the remaining internal expenses of administering the Master Trust.

3. Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan does not own specific Master Trust assets but rather maintains undivided beneficial interests in such assets.

The Plan has the following interest in the investment funds of the Master Trust:

	December 31, [1] 2003	December 30, [1] 2003	December 31, [1] 2002
Short-Term Fixed Income Fund - Active Subfund	94.2%	94.2%	94.4%
Value/Yield Equity Fund	95.2%	95.2%	94.9%
S&P 500 Equity Index Fund	94.2%	94.2%	94.0%
Honeywell Common Stock Fund	95.6%	95.5%	95.3%
Growth Equity Fund	95.2%	95.2%	95.1%
Investment Grade Bond Fund	94.4%	94.4%	94.9%
Pre-Packaged Conservative Fund	95.5%	95.5%	95.6%
Pre-Packaged Moderate Fund	95.4%	95.4%	95.4%
Pre-Packaged Aggressive Fund	95.9%	95.9%	95.0%
International Stock Fund	96.9%	97.0%	97.0%
Small-Cap Stock Fund	96.9%	96.9%	96.9%

[1] Excludes assets in the Honeywell Secured Benefit Plan in the amount of $455 million, $454 million and $421 million at December 31, 2003 and December 30, 2003 and 2002, respectively.

The following table presents the fair values of investments for the Master Trust.

Master Trust Statements of Net Assets Available for Benefits:

	December 31, 2003	December 30, 2003	December 31, 2002
		(dollars in millions)	
Assets:			
Investments, at fair value			
Common stocks	$ 624	$ 623	$ 456
Mutual funds	170	170	130
Stock index futures	20	19	27
Equity index fund	824	824	639
EAFE index fund	198	194	122
Bond market fund	145	145	127
Russell 1000 fund	183	183	135
Russell 2000 fund	122	123	51
Russell 3000 fund	200	200	151
Bonds	161	160	200
Honeywell Common Stock	2,464	2,437	1,756
Short-term investments	1,002	997	880
Total investments, at fair value	6,113	6,075	4,674
Investment contracts, at contract value	692	693	790
Dividends and interest receivable	5	5	5
Other receivables	8	4	-
Total Assets	6,818	6,777	5,469
Liabilities:			
Payables	(4)	(2)	(31)
Net assets available for benefits	$ 6,814	$ 6,775	$ 5,438

Notes to Financial Statements

Master Trust Statements of Changes in Net Assets Available for Benefits:

	For the One Day Ended December 31, 2003	For the Year Ended December 30, 2003
	(dollars in millions)	
Additions to net assets attributable to:		
Income from investments:		
Dividends	$ -	$ 67
Interest	-	95
Total income from investments	-	162
Net appreciation in the fair value of investments	33	1,217
Transfers from participating plans:		
Contributions:		
Participating employees	4	255
The Company, net of forfeitures	3	165
Roll-over contributions	-	13
Loan repayments	-	62
Total contributions	7	495
Total additions	40	1,874
Deductions from net assets attributable to:		
Transfers to participating plans:		
Withdrawals and distributions	(1)	(452)
Assets transferred to other plans, net	-	(5)
Plan expenses	-	(10)
Loans granted	-	(70)
Total deductions	(1)	(537)
Increase in net assets during the period	39	1,337
Net assets available for plan benefits:		
Beginning of period	6,775	5,438
End of period	$ 6,814	$ 6,775

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

	For the One Day Ended December 31, 2003	For the Year Ended December 30, 2003
	(dollars in millions)	
Mutual Funds	$ (1)	$ 36
Common Stock	28	746
Commingled Funds	6	425
Fixed Income Securities	-	10
	$ 33	$ 1,217

Investment Valuation – Master Trust
U.S. Government securities, corporate bonds and stocks are based upon published quotations on the last business day of the year. The portion of assets allocable to the Plan, the Honeywell Savings and Ownership Plan II, and Secured Benefit Plan is based upon respective fund asset holdings of the respective plans. Investment income for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund. Investment income consists of dividend and interest income and is recorded on the accrual basis, with dividends accrued on the ex-dividend date. Security transactions are accounted for on the trade date and gains and losses are computed on an average cost basis.

Calculations for the realized/unrealized gain (loss) on investments are based on the current value method of accounting. Under this method of accounting the cost basis at the beginning of the period is reset to equal the market value on the business day preceding the first day of the reporting period for each of the plan's investment options. The average cost is then calculated using that market value plus activity during the current plan year. The realized and unrealized gains/losses are then reported using this rolling average current value cost. The effect of calculating current value cost in this manner is that prior years unrealized gain (loss) is rolled into the asset's basis at the beginning of the reporting period. The current value method is used pursuant to ERISA requirements.

From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio.

The Plan's interest in the Master Trust represents more than 5 percent of the Plan's net assets.

Investment Contracts
The average yield of the fully benefit responsive investment contracts of the Short Term Fixed Income Fund and Honeywell Secured Benefit Fund was 8.41% and 11.70% for the one day period December 31, 2003 and 6.80% and 11.70%, for the year ended December 30, 2003, respectively. Fully benefit responsive investment contracts are reported at contract value, which approximates fair value.

(12)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, which are included in the Master Trust, is as follows:

	December 31, 2003	December 30, 2003	December 31, 2002
		(dollars in millions)	
Net Assets :			
Honeywell Stock Fund (at fair value based upon a quoted market)	$ 2,387	$ 2,355	$ 1,693
Participant loans at contract value	39	39	44
	$ 2,426	$ 2,394	$ 1,737

	One Day Ended December 31, 2003	Year Ended December 30, 2003
	(dollars in millions)	
Changes in net assets:		
Contributions	$ 2	$ 207
Dividends	-	53
Net appreciation	30	643
Benefits paid to participants	-	(146)
Transfers to participant-directed investments	-	(97)
Expenses	-	(3)
	$ 32	$ 657

5. Asset Transfers

During the period ended December 31, 2003 and year ended December 30, 2003, assets valued at approximately $0 and $18 million, respectively, were transferred to the Plan from other plans as follows: $3 million from the Data Instruments, Inc. Employee Stock Ownership Plan, $1 million from the former Honeywell Plans, $2 million from Process Analyst, Inc. 401(k) Profit Sharing Plan, and $12 million from Honeywell Savings and Ownership Plan II. In addition, assets valued at $2 million were transferred to Kaz, Inc. 401(k), Profit-Sharing Plan and assets valued at $5 million were transferred to Advanced Circuits 401(k) Plan and assets valued at $3 million were transferred to BASF Corporation Employee Savings Plan.

6. Related-Party Transactions

The Plan's investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company's common stock and the Plan is invested in participant loans, both of which qualify as related-party transactions.

7. Risks & Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8. Federal Income Taxes

On April 14, 2003 the Internal Revenue Service ruled that the Plan met the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan qualified as an ESOP as defined in Section 4975(e)(7) of the Code. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. Accordingly, no provision for income taxes has been made.

9. Litigation

ERISA Class Action Lawsuit – the Company and several of its current and former officers and directors are defendants in a purported class action lawsuit filed in the United States District Court for the District of New Jersey. The complaint principally alleges that the defendants breached their fiduciary duties to participants in the Honeywell Savings and Ownership Plan I and Honeywell Savings and Ownership Plan II (the "Savings Plans") by purportedly making false and misleading statements, failing to disclose material information concerning the Company's financial performance, and failing to diversify the Savings Plans' assets and monitor the prudence of the Company stock as a Savings Plan investment. In September 2003, the Company filed a motion to dismiss this matter.

Although it is not possible at this time to predict the outcome of this matter, the Company believes that the allegations in this matter are without merit and expects to prevail. An adverse litigation outcome could, however, be material to the Company's consolidated financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the Company's financial statements with respect to this contingent liability.

The Savings Plans are not defendant parties to the litigation.

10. Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003, December 30, 2003 and December 30, 2002 to Form 5500:

	December 31, 2003	December 30, 2003	December 30, 2002
		(dollars in millions)	
Net assets available for plan benefits per the financial statements	$ 6,172	$ 6,134	$ 4,883
Amounts allocated to withdrawing participants	(1)	(1)	(1)
Net assets available for benefits per the Form 5500	$ 6,171	$ 6,133	$ 4,882

Honeywell Savings and Ownership Plan I

Schedule H Line 4(i) – Schedule of Assets as of December 31, 2003

Type	Description	Current Value
*Participant Loans	5.00% - 11.00% Maturing at various dates through December 1, 2028	$121,473,839

*Party-in-interest

Honeywell Savings and Ownership Plan I

Schedule H Line 4(i) – Schedule of Assets as of December 30, 2003

Type	Description	Current Value
*Participant Loans	5.00% - 10.50% Maturing at various dates through December 1, 2028	$121,473,839

*Party-in-interest

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan I

By: 

Brian Marcotte
Vice President, Compensation and Benefits

Date: June 25, 2004

(10)

Exhibit I

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91582) of Honeywell International Inc. of our report dated June 25, 2004 relating to the financial statements of the Honeywell Savings and Ownership Plan I, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ
June 25, 2004